Country Style Cooking Restaurant Chain Reports Fourth Quarter

and Fiscal Year 2012 Financial Results

4Q12 Revenues up 8.9% YoY to RMB296.5 Million

4Q12 Net Income up to RMB6.6 Million

4Q12 Adjusted Net Income (non-GAAP) up to RMB9.9 Million

Chongqing, China, March 6, 2013 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2012.

Fourth Quarter 2012 Financial Highlights

•	Revenues in the fourth quarter of 2012 were RMB296.5 million ($47.6 million), an increase of 8.9% from RMB272.4 million in the same quarter of 2011.
•	Comparable restaurant sales decreased by 4.9% from the same quarter of 2011. There were 166 restaurants in the comparison.
•	Restaurant level operating margin was 14.9%, an increase of 840 basis points from the same quarter of 2011.
•	Net income for the fourth quarter of 2012 was RMB6.6 million ($1.1 million), compared to net loss of RMB18.9 million in the same quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB9.9 million ($1.6 million), compared to adjusted net loss of RMB13.7 million in the same quarter of 2011.
•	Diluted net income per American depositary share (“ADS”) was RMB0.25 ($0.04). Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.38 ($0.06). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net of 18 in the fourth quarter of 2012 to 256 restaurants as of December 31, 2012, covering 30 cities and up from 199 restaurants as of December 31, 2011.

Fiscal Year 2012 Financial Highlights

•	Revenues in 2012 were RMB1.19 billion ($190.8 million), an increase of 16.6% from RMB1.02 billion in 2011.
•	Comparable restaurant sales decreased by 3.7% from 2011. There were 118 restaurants in the comparison.
•	Restaurant level operating margin was 15.6%, an increase of 110 basis points from 2011.
•	Net income in 2012 was RMB75.6 million ($12.1 million), compared to net loss of RMB7.0 million in 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and one-time tax levy/(benefit), was RMB65.6 million ($10.5 million), compared to adjusted net income of RMB26.6 million in 2011.
•	Basic and diluted net income per ADS was RMB2.91 ($0.47) and RMB2.88 ($0.46), respectively. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and one-time tax levy/(benefit), was RMB2.50 ($0.40). Each ADS represents four ordinary shares of the Company.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are pleased to end 2012 with steady revenue growth and an expanded network of 256 restaurants. During the year we sought out and delivered on effective ways to strengthen our financial performance in the face of declining same store sales and an inflationary environment. These measures include introducing the Mr. Rice line of canteen-style restaurants and focusing on lowering our overall operating expenses and improving restaurant-level profitability. We are now seeing gradual improvement with same store sales (“SSS”) measures and feel we are better positioned for balanced growth going forward. Looking to 2013, we plan to open around 60 new restaurants and expect continuous top line growth for the full year.”

Mr. Adam Zhao, chief financial officer of Country Style Cooking, added, “As Ms. Li has touched upon regarding our financial performance, in 2012, in the area of financial management we focused on cost controls and improvements in operational efficiency. The effectiveness of these policies has been further augmented by cost-effective brand expansion which we have achieved through novel ways to grow brand visibility and market presence through less expensive means, such as developing online and mobile device applications, other IT improvements, and gradually rolling out our new line of Mr. Rice restaurants which operate at lower cost than typical CSC restaurants. While overall SSS growth was negative, our multifaceted approach has been bearing results and we have started to see quarter-over-quarter improvement. We expect an overall upward trajectory with SSS in 2013.”

Fourth Quarter 2012 Financial Performances

Revenues in the fourth quarter of 2012 increased by 8.9% to RMB296.5 million ($47.6 million) from RMB272.4 million in the same quarter of 2011. Revenue growth was primarily supported by the Company’s expanding restaurant network. During the fourth quarter of 2012, Country Style Cooking added a net of 18 restaurants, bringing the total restaurant count to 256 as of December 31, 2012, compared to its total restaurant count of 199 as of December 31, 2011. Comparable restaurant sales decreased by 4.9% compared with the same quarter of 2011. There were 166 restaurants in the comparison.

Costs of food and paper decreased by 1.5% to RMB135.4 million ($21.7 million) in the fourth quarter of 2012 from RMB137.4 million in the same quarter of 2011, primarily as a result of less sales volume due to less extensive promotional activities compared with the same quarter of 2011. As a percentage of revenues, cost of food and paper decreased to 45.7% in the fourth quarter of 2012 from 50.4% in the same quarter of 2011. Since the first quarter of 2012, restaurant staff catering and welfare expenses have been reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current means of data presentation. For details, please refer to note 1 in the Company’s Condensed Consolidated Statements of Income included below.

Restaurant wages and related expenses decreased by 0.4% to RMB55.4 million ($8.9 million) in the fourth quarter of 2012 from RMB55.6 million in the same quarter of 2011. The decrease was primarily due to decrease in accrued annual bonus and decrease in share based compensation to restaurant staff, which was offset by increased wage levels and the Company’s overall expansion of its employee base. As a percentage of revenues, restaurant wages and related expenses decreased to 18.7% in the fourth quarter of 2012 from 20.4% in the same quarter of 2011.

Restaurant rent expenses increased by 13.6% to RMB31.6 million ($5.1 million) in the fourth quarter of 2012 from RMB27.8 million in the same quarter of 2011. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased slightly to 10.7% in the fourth quarter of 2012 from 10.2% in the fourth quarter of 2011.

Restaurant utility expenses decreased by 8.7% to RMB16.9 million ($2.7 million) in the fourth quarter of 2012 from RMB18.5 million in the same quarter of 2011. As a percentage of revenues, restaurant utility expenses were 5.7% in the fourth quarter of 2012, down from 6.8% in the fourth quarter of 2011. The decrease was primarily due to effective cost control.

Other restaurant operating expenses decreased by 17.2% to RMB12.8 million ($2.1 million) in the fourth quarter of 2012 from RMB15.5 million in the same quarter of 2011. As a percentage of revenues, other restaurant operating expenses decreased to 4.3% in the fourth quarter of 2012 from 5.7% in the fourth quarter of 2011.

Restaurant-level operating margin was 14.9% in the fourth quarter of 2012, an increase of 840 basis points over the same quarter of 2011. The increase was primarily due to effective cost control measures and less extensive promotional activities.

Selling, general and administrative (SG&A) expenses decreased by 10.5% to RMB20.1 million ($3.2 million) in the fourth quarter of 2012 from RMB22.4 million in the same quarter of 2011, reflecting a combination of offsetting factors including expanded restaurant network, increased spending on administrative staff cost, decreased share-based compensation expenses and effective cost control measures. Share-based compensation expenses included in SG&A was RMB2.3 million ($0.4 million) in the fourth quarter of 2012, compared to RMB4.0 million in the fourth quarter of 2011. As a percentage of revenues, SG&A expenses were 6.8% in the fourth quarter of 2012, down from 8.2% in the fourth quarter of 2011.

Pre-opening expense for the fourth quarter of 2012 was RMB4.0 million ($0.6 million), representing a decrease of 33.6% as compared to RMB6.0 million in the same quarter of 2011, primarily because of more prudent expenditures for new restaurant openings and tighter cost controls in the fourth quarter of 2012. As a percentage of revenues, pre-opening expense decreased to 1.3% in the fourth quarter of 2012 from 2.2% in the same quarter of 2011.

Depreciation expense for the fourth quarter of 2012 was RMB16.0 million ($2.6 million), representing an increase of 32.5% as compared to RMB12.1 million in the same quarter of 2011, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 5.4% in the fourth quarter of 2012 from 4.4% in the same quarter of 2011.

Fixed assets impairment charges were RMB5.8 million ($0.9 million) in the fourth quarter of 2012, representing costs related to asset impairment with eleven underperforming restaurants, two of which the Company plans to close in the first quarter of 2013.

Goodwill impairment charges were RMB 0.5 million ($0.07 million) in the fourth quarter of 2012, representing decrease in carrying value of the goodwill associated with two restaurants, one of which the Company plans to close in the first quarter of 2013.

Loss from operations for the fourth quarter of 2012 was RMB1.9 million ($0.3 million), compared to a loss of RMB24.0 million in the same quarter of 2011.

Interest income for the fourth quarter of 2012 was RMB6.5 million ($1.0 million), representing an increase of 20.6% as compared to RMB5.4 million in the same quarter of 2011.

Foreign currency exchange loss for the fourth quarter of 2012 was RMB1.0 million ($159,000), as compared to a loss of RMB1.1 million in the same quarter of 2011.

Other income for the fourth quarter of 2012 was RMB7.2 million ($1.2 million) mainly representing government subsidies received, as compared to RMB0.4 million in the same quarter of 2011.

Income tax expense in the fourth quarter of 2012 was RMB4.1 million ($0.7 million), compared to a gain of RMB0.3 million in the same quarter of 2011.

Net income was RMB6.6 million ($1.1 million), compared to a loss of RMB18.9 million in the fourth quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB9.9 million ($1.6 million) in the fourth quarter of 2012, compared to adjusted net loss of RMB13.7 million in the fourth quarter of 2011.

Diluted net income per ADS in the fourth quarter of 2012 was RMB0.25 ($0.04), compared to diluted net loss per ADS of RMB0.73 in the fourth quarter of 2011. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.38 ($0.06) in the fourth quarter of 2012, compared to adjusted diluted net loss per ADS (non-GAAP) of RMB0.53 in the fourth quarter of 2011. The Company had approximately 26.3 million weighted average diluted ADSs outstanding during the quarter ended December 31, 2012.

EBITDA (non-GAAP), defined as net income before interest, income tax (benefit)/expense, depreciation and amortization, was RMB20.3 million ($3.3 million) in the fourth quarter of 2012, compared to a loss of RMB12.5 million from the same quarter of 2011. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income, impairment charges, goodwill impairment and share-based compensation expenses, was RMB23.7 million ($3.8 million) in the fourth quarter of 2012, compared to a loss of RMB5.6 million in the same quarter of 2011.

As of December 31, 2012, the Company had cash, cash equivalents and short-term investments of RMB550.1 million ($88.3 million), compared to RMB517.5 million as of December 31, 2011.

Net cash provided by operating activities was RMB173.7 million ($27.9 million) for the twelve months ended December 31, 2012, up from RMB62.6 million in the same period of 2011.

Outlook

For the full year 2013, the Company plans to open approximately 60 new restaurants. For the first quarter of 2013, the Company currently estimates that revenues will be between 303 million ($48.6 million) and RMB313 million ($50.2 million), representing a year-over-year growth of between approximately 6.1% and 9.6%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison (ii) restaurants that were closed for more than 5% of total days in any period under comparison and (iii) restaurants that were operated under different business style in the comparison period.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2301 to US$1.00 on December 31, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 pm, Eastern Time on March 6, 2013, which is 8:30 am, Beijing Time on March 7, 2013, to discuss fourth quarter and fiscal year 2012 results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+800-930-346
China Domestic:	+800-819-0121
China Domestic Mobile:	+400-620-8038

Passcode:	98302093

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses and one-time tax levy/(benefit). We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and one-time tax levy/(benefit). We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, fixed assets impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. A limitation of using these non-GAAP measures is that they exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter 2013, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of December 31,
	2011	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	327,546	229,367	36,816
Short-term investments	190,000	320,727	51,480
Due from related parties	100	-	-
Inventories	48,442	42,159	6,767
Prepaid rent	10,674	13,063	2,097
Prepaid expenses and other current assets	15,078	21,837	3,506
Deferred income taxes-current	3,216	2,135	343
Total current assets	595,056	629,288	101,009
Property and equipment, net	298,125	368,239	59,106
Goodwill	6,019	5,563	893
Deferred income taxes - non current	4,879	4,661	748
Deposits for leases	16,695	17,968	2,884
Total assets	920,774	1,025,719	164,640

Current liabilities:
Accounts payable	43,702	49,139	7,887
Deferred revenue	4,303	3,544	569
Due to related parties	-	25	4
Accrued payroll	22,764	23,734	3,810
Income taxes payable	17,554	7,437	1,194
Other current liabilities	34,778	46,217	7,418
Total current liabilities	123,101	130,096	20,882
Deferred rent - non current	15,610	22,041	3,538
Prepaid subscription	391	158	25
Advanced receipts from depositary bank	3,768	3,296	529
Total liabilities	142,870	155,591	24,974

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 103,844,239 and 104,404,831shares issued and outstanding as of December 31, 2011 and December31, 2012, respectively)	741	745	120
Additional paid-in capital	702,995	719,641	115,510
Retained earnings	82,432	158,068	25,372
Accumulated other comprehensive loss	(8,264)	(8,326)	(1,336)
Total equity	777,904	870,128	139,666

Total liabilities and equity	920,774	1,025,719	164,640

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended December 31,
	2011		2012
	RMB	%	RMB	%	US$

Revenue - restaurant sales	272,368	100.0	296,500	100.0	47,592
Costs and expenses:
Restaurant expenses:
Food and paper[1]	137,400	50.4	135,357	45.7	21,726
Restaurant wages and related expenses[12]	55,619	20.4	55,395	18.7	8,892
Restaurant rent expense	27,826	10.2	31,604	10.7	5,073
Restaurant utilities expense	18,488	6.8	16,877	5.7	2,709
Other restaurant operating expenses[1]	15,477	5.7	12,811	4.3	2,056
Selling, general and administrative expenses[2]	22,446	8.2	20,094	6.8	3,225
Pre-opening expense	6,003	2.2	3,986	1.3	640
Depreciation	12,095	4.4	16,030	5.4	2,573
Fixed assets impairment charges	750	0.3	5,831	2.0	936
Goodwill impairment	267	0.1	457	0.2	73
Total operating expenses	296,371	108.7	298,442	100.8	47,903

Loss from operations	(24,003)	(8.7)	(1,942)	(0.8)	(311)

Interest income	5,382	2.0	6,492	2.2	1,042
Foreign exchange loss	(1,089)	(0.4)	(988)	(0.3)	(159)
Other income	449	0.2	7,220	2.4	1,159
Income/(loss) before income taxes	(19,261)	(6.9)	10,782	3.5	1,731

Income tax expense/(benefit)	(324)	(0.1)	4,140	1.4	665
Net income/(loss)	(18,937)	(6.8)	6,642	2.1	1,066

Basic net income/(loss) per share	(0.18)		0.06		0.01
Diluted net income/(loss) per share	(0.18)		0.06		0.01
Basic net income/(loss) per ADS	(0.73)		0.25		0.04
Diluted net income/(loss) per ADS	(0.73)		0.25		0.04
Basic weighted average ordinary shares outstanding	103,826,324		104,333,732		104, 333,732
Diluted weighted average ordinary shares outstanding	103,826,324		105,210,029		105, 210,029

1. Since the first quarter of 2012, restaurant staff catering and welfare expenses have been reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current presentation.

2. Includes share-based compensation expenses of RMB5.3 million and RMB3.3 million ($0.5 million) for the three months ended December 31, 2011 and 2012, respectively.

Condensed Statements of Consolidated Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended December 31,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(18,937)	6,642	1,066
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(122)	(282)	(45)
Comprehensive income/(loss)	(19,059)	6,360	1,021

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	Year ended December 31
	2011	2012
	RMB	RMB	US$
Operating activities:
Net income/(loss)	(6,950)	75,636	12,140
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	1,432	4,374	702
Fixed assets impairment charges	6,396	13,820	2,218
Goodwill impairment	267	457	73
Depreciation	38,274	59,411	9,536
Deferred income taxes	(4,572)	1,300	209
Gain on forward contracts	734	-	-
Share based compensation	15,818	15,700	2,520
Changes in operating assets and liabilities:
Due from related parties	-	100	16
Inventories	(23,491)	8,330	1,337
Prepaid rent	(4,105)	(2,389)	(383)
Prepaid expenses and other current assets	1,077	(6,759)	(1,085)
Deposits for leases	(6,675)	(1,273)	(204)
Accounts payable	9,498	5,437	873
Deferred revenue	1,479	(759)	(122)
Due to related parties	(560)	25	4
Accrued payroll	7,472	970	156
Income taxes payable	11,028	(10,117)	(1,624)
Deferred rent	7,073	7,114	1,142
Other current liabilities	8,391	2,353	378
Net cash provided by operating activities	62,586	173,730	27,886
Investing activities:
Restaurant and office space capital expenditures	(159,081)	(142,355)	(22,850)
Proceeds from disposals of property and equipment	948	542	87
Purchase of short-term investment	(290,000)	(320,727)	(51,480)
Withdraw of short-term investment	100,000	190,000	30,497
Net cash used in investing activities	(348,133)	(272,540)	(43,746)
Financing activities:
Proceeds from exercise (early exercise) of employee stock options	3,085	693	111
Offering expense	(891)	-	-
Net cash provided by financing activities:	2,194	693	111
Effect of exchange rate	(1,684)	(62)	(10)
Net decrease in cash and cash equivalents	(285,037)	(98,179)	(15,759)
Cash and cash equivalents, beginning of year	612,583	327,546	52,575
Cash and cash equivalents, end of year	327,546	229,367	36,816

Supplementary Metrics – Reconciliations of GAAP to Non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended December 31,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(18,937)	6,642	1,066
Share-based compensation expenses:
Restaurant wages and related expenses	1,265	958	154
Selling, general and administrative expenses	4,012	2,337	375
Adjusted net income/(loss) (non-GAAP)	(13,660)	9,937	1,595

Diluted net income/(loss) per ADS	(0.73)	0.25	0.04
Adjusted diluted net income/(loss) per ADS (non-GAAP)	(0.53)	0.38	0.06
Diluted weighted average ADSs outstanding[1]	25,956,581	26,302,507	26,302,507

	Three months ended December 31,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(18,937)	6,642	1,066
Income tax expense/(benefit)	(324)	4,140	665
Interest income	(5,382)	(6,492)	(1,042)
Depreciation and amortization	12,095	16,030	2,573
EBITDA (Non-GAAP)	(12,548)	20,320	3,262

EBITDA (Non-GAAP)	(12,548)	20,320	3,262
Foreign exchange loss	1,089	988	159
Other income	(449)	(7,220)	(1,159)
Fixed assets impairment charges	750	5,831	936
Goodwill impairment	267	457	73
Share-based compensation expenses
Restaurant wages and related expenses	1,265	958	154
Selling, general and administrative expenses	4,012	2,337	375
Adjusted EBITDA (Non-GAAP)	(5,614)	23,671	3,800

1 Diluted weighted average ADSs outstanding during the quarter ended December 31, 2011 excludes the ADSs issuable upon the assumed exercise of options or vesting of restricted shares amounting to1,864,866, as their effect would be anti-dilutive.

Supplementary Metrics - Reconciliations of GAAP to Non-GAAP Financial Measures (continued)

(Amounts in thousands, except ADSs and per ADS data)

	Year ended December 31,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(6,950)	75,636	12,140
Share-based compensation expenses:
Restaurant wages and related expenses	3,351	3,928	630
Selling, general and administrative expenses	12,467	11,772	1,890
One-time tax levy/(benefit)	17,769	(25,687)	(4,123)
Adjusted net income (non-GAAP)	26,637	65,649	10,537

Diluted net income/(loss) per ADS	(0.27)	2.88	0.46
Adjusted diluted net income per ADS (non-GAAP)	1.01	2.50	0.40
Diluted weighted average ADSs outstanding[1]	25,896,004	26,260,103	26,260,103

	Year ended December 31,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(6,950)	75,636	12,140
Income tax expense	37,895	(6,778)	(1,088)
Interest income	(17,226)	(21,976)	(3,527)
Depreciation and amortization	38,274	59,411	9,536
EBITDA (Non-GAAP)	51,993	106,293	17,061

EBITDA (Non-GAAP)	51,993	106,293	17,061
Foreign exchange loss	15,466	307	49
Other income	(9,403)	(19,808)	(3,179)
Fixed assets impairment charges	6,396	13,820	2,218
Goodwill impairment	267	457	73
Share-based compensation expenses
Restaurant wages and related expenses	3,355	3,928	630
Selling, general and administrative expenses	12,463	11,772	1,890
Adjusted EBITDA (Non-GAAP)	80,537	116,769	18,742

1 Non-GAAP adjusted diluted weighted average ADSs outstanding during year ended December 31, 2011 is 26,477,095 ADS including the weighted average ADSs of options amounting to 581,091 ADS, which were not included in the calculation of GAAP diluted net loss per ADS as their effect would be anti-dilutive.